[TO APPEAR ON SIBE LETTERHEAD]
May 15, 2006
U.S. Securities & Exchange Commission
Attn: H. Christopher Owings
100 F Street, NE
Washington, DC 20549

Re:	Southern Iowa BioEngery LLC Amendment No. 2 to Registration Statement on Form SB-2 Filed May 2, 2006 File No. 333-131775
Dear Mr. Owings:
We are in receipt of your letter dated May 12, 2006 providing comments to Amendment No. 2 to Registration Statement on Form SB-2 as filed on May 2, 2006. The purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in the order set forth in your letter followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 4 to Form SB-2 and our revised marketing materials, which include the revisions made pursuant to your comments.
Risk Factors, page 5
     1. Please include a risk factor that addresses the significant delay due to the fact that you will not select the facility site or begin construction until the minimum amount is raised and you have secured debt financing for your project.
          Response: The prospectus has been revised as suggested.
Directors, Executive Officers, Promoters and Control Persons, page 56
     2. We note that in the marketing materials you provided to us, you refer to advisory board members. Please revise the prospectus to include the information required by Items 401-404 of Regulation S-B with respect to your advisory board.
          Response: The prospectus has been revised as suggested.

Sales Materials submitted on April 28, 2006
General
     3. Please revise your statements that REG has been contracted to build the facility, since in the prospectus you disclose that you have not yet entered into this contract. Similarly, please revise your statements that the facility will be located near Lamoni, since in the prospectus you state that you have not yet selected the site.
          Response: The Sales Materials have been revised as suggested.
Your Opportunity to Invest in Renewable Energy is Here
     4. Please revise the statement that “[t]he SIBE offering was approved by the SEC.”
          Response: The Sales Materials have been revised as suggested.
Southern Iowa BioEnergy Launches Equity Drive
     5. We note that you refer investors to your advisory board and Heartland Marketing Group for information about the offering. Please tell us why you believe the members of the advisory board and Heartland Marketing Group are not acting as broker-dealers, or describe to us in detail the exemption from broker-dealer registration that your advisory board and Heartland Marketing Group plan to rely upon.
          Response: The reference to our advisory board has been deleted from our Sales Materials and investors will only be directed to our actual board. All references to Heartland Marketing Group are for media contacts and not investor contacts.
Other Non-Substantive Revisions
In addition to the above-described updates, we may have also made minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.

Sincerely,
/s/William T. Higdon

William T. Higdon, President